UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 28, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 28 July 2020 entitled ‘RESULTS OF ANNUAL GENERAL MEETING’.

VODAFONE GROUP PLC

RESULTS OF ANNUAL GENERAL MEETING

Results of Annual General Meeting

The Annual General Meeting of Vodafone Group Plc was held at The Pavilion, Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN as a closed meeting on Tuesday 28 July 2020 at 11.00 am.

The results of polls on all 25 resolutions were as follows:

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	For (% of shares voted)	Against	Against (% of shares voted)	Votes withheld
1.	To receive the Company’s accounts, the strategic report and reports of the Directors and the auditor for the year ended 31 March 2020.	17,835,894,356	66.49%	17,545,806,649	98.37	290,087,707	1.63	184,821,641
2.	To elect Jean-François van Boxmeer as a Director.	18,005,525,345	67.12%	16,162,290,120	89.76	1,843,235,225	10.24	15,178,924
3.	To re-elect Gerard Kleisterlee as a Director.	17,997,519,613	67.09%	17,782,168,669	98.80	215,350,944	1.20	23,184,663
4.	To re-elect Nick Read as a Director.	17,876,383,539	66.64%	17,838,678,506	99.79	37,705,033	0.21	144,309,996
5.	To re-elect Margherita Della Valle as a Director.	18,007,285,095	67.13%	17,723,749,046	98.43	283,536,049	1.57	13,413,286
6.	To re-elect Sir Crispin Davis as a Director.	18,005,469,337	67.12%	17,938,786,382	99.63	66,682,955	0.37	15,234,304
7.	To re-elect Michel Demaré as a Director.	18,005,290,985	67.12%	17,675,507,845	98.17	329,783,140	1.83	15,405,511
8.	To re-elect Dame Clara Furse as a Director.	18,006,324,315	67.13%	17,958,941,664	99.74	47,382,651	0.26	14,377,190
9	To re-elect Valerie Gooding as a Director.	17,980,920,270	67.03%	17,778,165,236	98.87	202,755,034	1.13	39,788,088
10.	To re-elect Renee James as a Director.	18,004,826,956	67.12%	15,624,114,054	86.78	2,380,712,902	13.22	15,868,579
11.	To re-elect Maria Amparo Moraleda Martinez as a Director.	18,006,035,579	67.13%	17,928,139,248	99.57	77,896,331	0.43	14,650,052
12.	To re-elect Sanjiv Ahuja as a Director.	18,005,397,654	67.12%	17,961,158,199	99.75	44,239,455	0.25	15,292,296

13.	RESOLUTION WITHDRAWN
14.	To re-elect David Nish as a Director.	18,005,945,761	67.13%	17,556,677,676	97.50	449,268,085	2.50	14,759,610
15.	To declare a final dividend of 4.50 eurocents per ordinary share for the year ended 31 March 2020.	18,012,269,059	67.15%	17,743,257,151	98.51	269,011,908	1.49	8,443,173
16.	To approve the Directors’ Remuneration Policy set out on pages 102 to 107 of the Annual Report.	17,835,162,810	66.49%	17,195,227,349	96.41	639,935,461	3.59	185,334,870
17.	To approve the Annual Report on Remuneration contained in the Remuneration Report of the Board for the year ended 31 March 2020.	17,961,819,272	66.96%	17,153,884,741	95.50	807,934,531	4.50	58,861,777
18.	To re-appoint Ernst & Young LLP as the Company’s auditor until the end of the next general meeting at which accounts are laid before the Company.	18,011,883,038	67.15%	17,956,467,585	99.69	55,415,453	0.31	8,818,018
19.	To authorise the Audit and Risk Committee to determine the remuneration of the auditor.	18,008,026,816	67.13%	17,936,353,590	99.60	71,673,226	0.40	12,662,719
20.	To authorise the Directors to allot shares	18,000,957,692	67.11%	16,474,862,108	91.52	1,526,095,584	8.48	19,719,054
21.	To authorise the Directors to dis-apply pre-emption rights.	17,991,931,825	67.07%	17,588,539,002	97.76	403,392,823	2.24	28,746,598
22.	To authorise the Directors to dis-apply pre-emption rights up to a further 5 per cent for the purposes of financing an acquisition or other capital investment.	17,993,708,523	67.08%	17,510,605,282	97.32	483,103,241	2.68	26,982,435
23.	To authorise the Company to purchase its own shares.	17,994,821,370	67.08%	17,535,797,880	97.45	459,023,490	2.55	25,872,888

24.	To authorise political donations and expenditure.	18,002,952,626	67.11%	17,514,773,647	97.29	488,178,979	2.71	17,743,696
25.	To authorise the Company to call general meetings (other than AGMs) on a minimum of 14 clear days’ notice.	17,928,768,742	66.84%	16,795,515,514	93.68	1,133,253,228	6.32	91,923,634
26.	To approve the rules of the Vodafone Share Incentive Plan (SIP)	18,000,670,429	67.11%	17,901,440,411	99.45	99,230,018	0.55	20,008,628

The number of Ordinary Shares in issue on 24 July 2020 (excluding shares held in Treasury) was 26,824,278,985.  Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

Resolutions 1 to 12, 14 to 20 (inclusive), 24 and 26 were passed as Ordinary Resolutions. Resolutions 21, 22, 23 and 25 were passed as Special Resolutions.

In accordance with Listing Rule 9.6.2, a copy of Resolutions 24 and 25, passed as Special Business at the Annual General Meeting, have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 28, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary